UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 9, 2018

ANTERO RESOURCES CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	001-36120	80-0162034
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification Number)

1615 Wynkoop Street

Denver, Colorado 80202

(Address of principal executive offices) (Zip Code)

Registrant’s Telephone Number, including area code (303) 357-7310

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒          Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐            Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐            Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐            Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Explanatory Note

On October 9, 2018, Antero Midstream GP LP, a Delaware limited partnership (“AMGP”), and Antero Midstream Partners LP, a Delaware limited partnership (“Antero Midstream”), announced that they had entered into a Simplification Agreement (the “Simplification Agreement”), dated as of October 9, 2018, by and among AMGP GP LLC, a Delaware limited liability company and the general partner of AMGP (“AMGP GP”), AMGP, Antero IDR Holdings LLC, a Delaware limited liability company and subsidiary of AMGP (“IDR Holdings”), Arkrose Midstream Preferred Co LLC, a Delaware limited liability company and wholly owned subsidiary of AMGP (“Preferred Co”), Arkrose Midstream Newco Inc., a Delaware corporation and wholly owned subsidiary of AMGP (“NewCo”), Arkrose Midstream Merger Sub LLC, a Delaware limited liability company and wholly owned subsidiary of NewCo (“Merger Sub”), Antero Midstream Partners GP LLC (“AMP GP”), a Delaware limited liability company and the general partner of Antero Midstream, and Antero Midstream (collectively, the “Parties”).

Pursuant to the Simplification Agreement, the Parties will, on the terms and subject to the satisfaction of certain conditions contained therein, consummate a series of transactions pursuant to which, among other things: (1) AMP GP will execute and deliver an amendment (the “Antero Midstream Partnership Agreement Amendment”) to the Agreement of Limited Partnership of Antero Midstream, dated as of November 10, 2014, as amended by Amendment No. 1, dated as of February 23, 2016, and Amendment No. 2, dated as of December 20, 2017 (the “Antero Midstream Partnership Agreement”); (2) at the election of AMP GP, AMP GP will merge with and into AMGP with AMGP surviving such merger as the general partner of Antero Midstream; (3) AMGP will be converted from a limited partnership to a corporation under the laws of the State of Delaware, to be named Antero Midstream Corporation (hereinafter referred to as “New AM”) pursuant to and in accordance with the plan of conversion set forth in the Simplification Agreement (the “Plan of Conversion,” and such conversion, the “Conversion”), each shareholder of AMGP will receive an equivalent number of shares of New AM Common Stock (as defined below)  and a certificate of incorporation of New AM will be adopted and filed with the Delaware Secretary of State and bylaws of New AM will be adopted; (4) (i) New AM will (A) contribute up to $120.00 (and in no event less than $100.00) of cash to Preferred Co and (B) issue up to 12,000 shares (and in no event less than 10,000 shares) of Series A Non-Voting Perpetual Preferred Stock, par value $0.01, of New AM (the “New AM Preferred Stock”), to Preferred Co for consideration of $0.01 per share, and (ii) Preferred Co will transfer such New AM Preferred Stock to The Antero Foundation, a charitable organization for no consideration; (5) New AM  will contribute and assign to NewCo such number of shares of common stock of New AM, par value $0.01 (the “New AM Common Stock”), that is necessary for purposes of effecting the Series B Exchange (as defined below), together with an additional number of shares of New AM Common Stock necessary to pay the stock portion of the merger consideration as further described below; and (6) Merger Sub will be merged with and into Antero Midstream, with Antero Midstream surviving such merger as a wholly owned subsidiary of NewCo (the “Merger”).

Antero Resources owns 98,870,335 common units representing limited partnership interest in Antero Midstream (the “AM Common Units), and will be entitled to receive consideration of $3.00 in cash and 1.6023 shares of New AM Common Stock per AM Common Unit.  Public unitholders of Antero Midstream will be entitled to receive a combination of $3.415 in cash and 1.635 shares of New AM Common Stock per AM Common Unit.  All public unitholders of Antero Midstream will be entitled to elect to receive their merger consideration in all cash, all stock, or a combination of cash and stock, and Antero Resources will have the ability to elect to take a larger portion of its merger consideration in cash if the public unitholders of Antero Midstream disproportionately elect to receive stock consideration, subject in each case to proration to ensure that the aggregate amount of cash consideration paid to all Antero Midstream unitholders is an amount equal to the aggregate amount of cash that would have been paid and issued if all public unitholders of Antero Midstream received $3.415 in cash per AM Common Unit and AR received $3.00 in cash per unit, which is approximately $598 million and the aggregate amount of equity issuable to all Antero Midstream unitholders is a number of shares of New AM Common Stock equal to the aggregate number of shares that would be issued if all public unitholders of Antero Midstream received 1.635 shares per AM Common Unit and Antero Resources received 1.6023 shares of New AM Common Stock per AM Common Unit.  If it elects to receive only $3.00 in cash per AM Common Unit, Antero Resources is expected to own approximately 31% of New AM’s common stock following the completion of the Transactions (as defined below).

Also on October 9, 2018, pursuant to the Simplification Agreement, AMGP, in its capacity as the managing member of IDR Holdings, and certain members of management holding a majority of the Series B Units representing limited liability company interests of IDR Holdings (the “Series B Units” and the holders of such Series B Units, the

“Series B Holders”), entered into Amendment No. 2 (the “IDR Holdings LLCA Amendment”) to the Limited Liability Company Agreement of IDR Holdings, dated as of December 31, 2016, as amended on May 9, 2018, and as may be further amended.  In connection with the Transactions, all issued and outstanding Series B Units will be exchanged for an aggregate 17.35 million shares of New AM Common Stock. New AM will enter into a registration rights agreement with Antero Resources, certain members of management, certain funds affiliated with Warburg Pincus LLC and Yorktown Partners LLC and the Series B Holders (collectively, the “Holders”), to register the resale of the New AM Common Stock issued to the Holders in the Conversion, the Merger and the Series B Exchange, as applicable, under certain circumstances. The transactions contemplated by the Simplification Agreement are collectively referred to herein as the “Transactions.”

Item 1.01                   Entry into a Material Definitive Agreement

AMGP Voting Agreement

Also on October 9, 2018, concurrently with the execution of the Simplification Agreement, AMGP and Antero Resources entered into a Voting Agreement (the “AMGP Voting Agreement”), pursuant to which, subject to the terms and conditions therein, Antero Resources has agreed to vote (or cause to be voted), AM common units beneficially owned by it (the “Covered Units”) approving the Simplification Agreement, the Merger , and any other matters necessary for consummation of the Merger and the other transactions contemplated in the Simplification Agreement. In addition, Antero Resources has agreed to vote against the approval or adoption of any action, agreement, transaction or proposal that is intended to or would reasonably be expected to (1) result in a breach of any obligation of Antero Midstream contained in the Simplification Agreement or (2) to impede, delay, postpone, discourage, frustrate the purposes of or adversely affect any of the Transactions or any action contemplated by the Simplification Agreement. If, without the prior consent of the special committee of the board of directors Antero Resources (the “AR Special Committee”), any provisions of the Simplification Agreement described in the next sentence are amended or waived, then Antero Resources’ obligations under the AMGP Voting Agreement shall terminate and the AR Special Committee may instruct Antero Midstream that the Covered Units shall be deemed to vote against all proposals at the AMLP Meeting (as defined in the AMGP Voting Agreement), which instruction will override any different votes, proxies or voting instructions. This termination provision applies only to any such Simplification Agreement amendment or waiver that (i) extends the termination date (as described in the Simplification Agreement) from April 30, 2019 to a later date, (ii) adversely impacts the merger consideration to be received by Antero Resources or the number or value of the common shares representing limited partnership interests in AMGP held by Antero Resources upon consummation of the Transactions, or (iii) otherwise has a material adverse effect on the interests of Antero Resources in the Transactions. As of October 8, 2018, Antero Resources owned approximately 53% of the total AM Common Units issued and outstanding. The approval of the Simplification Agreement requires the affirmative vote or consent of holders of a majority of the outstanding AM Common Units and the affirmative vote or consent of the holders of AM Common Units, excluding Antero Resources, that hold a majority of the outstanding AM Common Units.

The AMGP Voting Agreement includes a covenant by Antero Resources to enter into the registration rights agreement (as described above) and a covenant to transfer a certain number of AM Common Units to Arkrose Subsidiary Holdings LLC, its wholly owned subsidiary (“AR Sub”), prior to the Effective Time, following which both Antero Resources and AR Sub shall remain subject to the terms of the AMGP Voting Agreement. The AMGP Voting Agreement also generally prohibits Antero Resources from transferring the Covered Units. The AMGP Voting Agreement terminates upon the earliest to occur of (i) the closing of the Transactions (the “Closing”), (ii) the termination of the Simplification Agreement, (iii) April 30, 2019, and (iv) the written agreement of the parties to the AMGP Voting Agreement.

The foregoing description of the AMGP Voting Agreement and the transactions contemplated thereby does not purport to be complete and is qualified in its entirety by reference to the AMGP Voting Agreement, which is filed as Exhibit 10.1 hereto and is incorporated into this report by reference.

Stockholders’ Agreement

In connection with the entry into the Simplification Agreement, AMGP, AR Sub, certain funds affiliated with Warburg Pincus LLC (“Warburg”), certain funds affiliated with Yorktown Partners LLC (“Yorktown” and, together with Warburg, the “Sponsors”), Paul M. Rady and Glen C. Warren, Jr. (Messrs. Rady and Warren together, the “Management Stockholders”) entered into a Stockholders’ Agreement (the “Stockholders’ Agreement”), which will become effective as of the Closing and which will govern certain rights and obligations of the parties following the consummation of the Transactions.

Under the Stockholders’ Agreement, AR Sub will be entitled to nominate two directors, which shall initially be the Management Stockholders, for election to the board of directors of New AM (the “New AM Board”) for so long as, together with its affiliates, AR Sub owns at least 8% of the outstanding New AM Common Stock and one director so long as it owns at least 5% of the outstanding New AM Common Stock. To the extent that either Mr. Rady and/or Mr. Warren are not nominated for election to the New AM Board by AR Sub pursuant to the Stockholders’ Agreement, the Management Stockholders will be entitled to collectively designate two directors (or one director for so long as either Mr. Rady or Mr. Warren is designated by AR Sub) for election for so long as the Management Stockholders and their affiliates (other than Antero Resources and its subsidiaries) collectively own an amount of shares equal to at least 8% of the New AM Common Stock outstanding as of closing of the Merger and one director for election for so long as they collectively own an amount of shares equal to at least 5% of the New AM Common Stock outstanding as of closing of the Merger. The Sponsors will be entitled to collectively designate two directors for election to the New AM Board for so long as the Sponsors and their affiliates (other than Antero Resources and its subsidiaries) collectively own an amount of shares equal to at least 8% of the New AM Common Stock outstanding as of closing of the Merger and one director for election for so long as they collectively own an amount of shares equal to at least 5% of the New AM Common Stock outstanding as of closing of the Merger.  Notwithstanding the foregoing, upon the occurrence of a Fundamental Change (as defined in the Stockholders’ Agreement), AR Sub, the Management Stockholders and the Sponsors will each be entitled to designate one director so long as they own an amount of shares equal to at least 5% of the New AM Common Stock outstanding as of closing of the Merger, except to the extent that AR Sub designates either Mr. Rady or Mr. Warren, in which case the Management Stockholder will not be entitled to designate a director.

Each of the parties to the Stockholders’ Agreement has agreed to vote all of their shares of New AM Common Stock in favor of the directors nominated by the other parties in accordance with the Stockholders’ Agreement and, at such party’s election (i) in favor of any other nominees nominated by the Nominating and Governance Committee of the New AM Board (the “Nominating and Governance Committee”) or (ii) in proportion to the votes cast by the public shareholders of New AM Common Stock (the “New AM Shareholders”) in favor of such nominees. In calculating whether the 8% and 5% ownership thresholds are met, the New AM Common Stock ownership for each stockholder or group of stockholders is divided into (i) the total number of outstanding shares of New AM Common Stock at the Closing or (ii) the total number of outstanding shares on the applicable measurement date, whichever is less. It is expected that 45%, and not more than 45%, of the shares of New AM Common Stock outstanding as of closing of the Merger will be subject to the obligations of the Stockholders’ Agreement

Under the Stockholders’ Agreement, a majority of the New AM Board shall at all times consist of directors who are independent under the listing rules of the New York Stock Exchange  and the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and who are unaffiliated with the parties to the Stockholders’ Agreement. Such independent and unaffiliated directors will be nominated for election to the New AM Board by the Nominating and Governance Committee.  In addition, under the Stockholders’ Agreement, the parties have agreed that for so long as AR Sub has the right to designate at least one director, (i) if Mr. Rady is an executive officer of Antero Resources, he shall serve as Chief Executive Officer at New AM and (ii) if Mr. Warren is an executive officer of Antero Resources, he shall serve as President at New AM, both of which shall be subject to removal at New AM for cause.  For so long as Mr. Rady is a member of the New AM Board and is an executive officer of Antero Resources and/or New AM, the parties have agreed that he shall serve as Chairman of the New AM Board, subject to removal at New AM for cause. The Stockholders’ Agreement will terminate as to each stockholder upon the time at which such stockholder no longer has the right to designate an individual for nomination to the New AM Board.

The foregoing description of the Stockholders’ Agreement in this Current Report does not purport to be complete and is qualified in its entirety by reference to the full text of the Stockholders’ Agreement, a copy of which is filed as Exhibit 10.2 to this Current Report, and is incorporated herein by reference.

Relationships

Certain individuals, including officers and directors of Antero Resources, AMP GP and AMGP GP, as well as certain of the Series B Holders, serve as officers and/or directors of more than one of Antero Resources, AMP GP and AMGP GP. AMGP is the sole member of AMP GP, which owns a non-economic general partner interest in Antero Midstream, and AMGP is the managing member of IDR Holdings and holds all of the outstanding Series A Units representing capital interests in IDR Holdings, which owns all of Antero Midstream’s incentive distribution rights. Antero Resources owns 98,870,335 AM Common Units and has entered into certain commercial agreements with Antero Midstream, including but not limited to a registration rights agreement, services agreement, secondment agreement, gathering and compression agreement, water services agreement and right-of-first-offer agreement. Antero Resources has also entered into a services agreement with AMGP. In addition, Warburg, Yorktown, Paul M. Rady and Glen C. Warren, Jr. (collectively, the “Sponsor Holders”) collectively own 100% of AMGP GP and a majority of the common shares representing limited partner interests in AMGP. Messrs. Rady and Warren also own a majority of the Series B Units. Affiliates of Warburg and Yorktown, Mr. Rady and Mr. Warren serve as members of the board of directors of AMGP GP, the board of directors of Antero Resources and the board of directors of AMP GP, and each of Warburg and Yorktown are controlled in part by individuals who serve as members of the board of directors of AMGP GP, the board of directors of Antero Resources and the board of directors of AMP GP. The Sponsor Holders also own AM Common Units and shares of common stock in Antero Resources.

Item 7.01                   Regulation FD

On October 9, 2018, Antero Resources held a conference call with analysts and investors regarding the Transactions contemplated by the Simplification Agreement. A transcript of the conference call is filed as Exhibit 99.1 hereto, and the full text of such transcript is incorporated herein by reference. A copy of a presentation given during the conference call was previously included as an exhibit to a Current Report on Form 8-K filed by Antero Resources with the Securities and Exchange Commission on October 9, 2018.

The information in this Item 7.01 (including the exhibit) shall not be deemed to be “filed” for purposes of Section 18 of the Exchange Act, or otherwise subject to the liabilities of that section, and is not incorporated by reference into any filing under the Securities Act or the Exchange Act.

NO OFFER OR SOLICITATION

This Current Report relates to the Transactions. This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, in any jurisdiction, pursuant to the Transactions or otherwise, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this document in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

IMPORTANT ADDITIONAL INFORMATION

In connection with the Transactions, AMGP will file with the U.S. Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, that will include a joint proxy statement of Antero Midstream and AMGP and a prospectus of AMGP. The Transactions will be submitted to Antero Midstream’s unitholders and AMGP’s shareholders for their consideration. Antero Midstream and AMGP may also file other documents with the SEC regarding the Transactions. The definitive joint proxy statement/prospectus will be sent to the shareholders of AMGP and unitholders of Antero Midstream. This document is not a substitute for the registration statement and joint proxy statement/prospectus that will be filed with the SEC or any other documents that AMGP or Antero Midstream may file with the SEC or send to shareholders of AMGP or unitholders of Antero Midstream in connection with the Transactions. INVESTORS AND SECURITY HOLDERS OF ANTERO MIDSTREAM AND AMGP ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTIONS WHEN IT BECOMES AVAILABLE AND ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTIONS AND RELATED MATTERS.

Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and all other documents filed or that will be filed with the SEC by AMGP or Antero Midstream through the website maintained by the SEC at http://www.sec.gov. Copies of documents filed with the SEC by AMGP will be made available free of charge on AMGP’s website at http://investors.anteromidstreamgp.com/Investor-Relations/AMGP or by directing a request to Investor Relations, Antero Midstream GP LP, 1615 Wynkoop Street, Denver, Colorado 75219, Tel. No. (303) 357-7310. Copies of documents filed with the SEC by Antero Midstream will be made available free of charge on Antero Midstream’s website at http://investors.anteromidstream.com/investor-relations/AM, under the heading “SEC Filings,” or by directing a request to Investor Relations, Antero Midstream Partners LP, 1615 Wynkoop Street, Denver, Colorado 75219, Tel. No. (303) 357-7310.

PARTICIPANTS IN THE SOLICITATION

AMGP, Antero Midstream, Antero Resources and the directors and executive officers of AMGP and Antero Midstream’s respective general partners and of Antero Resources may be deemed to be participants in the solicitation of proxies in respect to the Transactions. Information regarding the executive officers and directors of AMGP’s general partner is contained in AMGP’s 2018 Annual Report on Form 10-K filed with the SEC on February 13, 2018 and certain of its Current Reports on Form 8-K. You can obtain a free copy of this document at the SEC’s website at www.sec.gov or by accessing the AMGP’s website at http://www.anteromidstream.com. Information regarding the directors and executive officers of Antero Midstream’s general partner is contained in Antero Midstream’s 2018 Annual Report on Form 10-K filed with the SEC on February 13, 2018, and certain of its Current Reports on Form 8-K. You can obtain a free copy of this document at the SEC’s website at http://www.sec.gov or by accessing Antero Midstream’s website at http://www.anteromidstream.com. Information regarding the executive officers and directors of Antero Resources is contained in Antero Resources 2018 Annual Report on Form 10-K filed with the SEC on February 13, 2018 and certain of its Current Reports on Form 8-K. You can obtain a free copy of this document at the SEC’s website at www.sec.gov or by accessing the AMGP’s website at http:// www.anteroresources.com.

Investors may obtain additional information regarding the interests of those persons and other persons who may be deemed participants in the Transactions by reading the joint proxy statement/prospectus regarding the Transactions when it becomes available. You may obtain free copies of this document as described above.

FORWARD LOOKING STATEMENTS

The information in this Current Report includes “forward-looking statements.”  Such forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond Antero Resources’ control. All statements, except for statements of historical fact, made in this Current Report regarding activities, events or developments Antero Resources expects, believes or anticipates will or may occur in the future, such as the expected sources of funding and timing for completion of the share repurchase program if at all, the expected consideration to be received in connection with the closing of the Transactions, the timing of the consummation of the Transactions, if at all, the extent to which Antero Resources will be shielded from tax payments associated with the Transactions, pro forma Antero Midstream dividend and DCF coverage targets, estimated pro forma Antero Midstream dividend CAGR and leverage metrics, Antero Resources’ expected ability to return capital to investors and targeted leverage metrics, Antero Resources’ estimated unhedged EBITDAX multiples, future plans for processing plants and fractionators, Antero Resources’ estimated production and the expected impact of Mariner East 2 on Antero Resources’ NGL pricing, management’s assessment of future plans and operations, and opportunities and anticipated future performance, are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.  All forward-looking statements speak only as of the date of this Current Report. Although Antero Resources believes that the plans, intentions and expectations reflected in or suggested by the forward-looking statements are reasonable, there is no assurance that these plans, intentions or expectations will be achieved. Therefore, actual outcomes and results could materially differ from what is expressed, implied or forecast in such statements.

Antero Resources cautions you that these forward-looking statements are subject to all of the risks and uncertainties, most of which are difficult to predict and many of which are beyond the Anterp Resources’ control, incident to the exploration for and development, production, gathering and sale of natural gas, NGLs and oil. These risks include, but are not limited to, commodity price volatility, inflation, lack of availability of drilling and production equipment and services, environmental risks, drilling and other operating risks, regulatory changes, the uncertainty inherent in estimating natural gas and oil reserves and in projecting future rates of production, cash flow and access to capital, the timing of development expenditures, and the other risks described under the heading “Item 1A. Risk Factors” in Antero Resources’ Annual Report on Form 10-K for the year ended December 31, 2017.

Item 9.01.                                        Financial Statements and Exhibits

(d)                                 Exhibits.

EXHIBIT	DESCRIPTION
10.1	Voting Agreement, dated as of October 9, 2018, by and between Antero Midstream GP LP and Antero Resources Corporation.

10.2

Stockholders’ Agreement, dated as of October 9, 2018, by and among Antero Midstream GP LP, Arkrose Subsidiary Holdings LLC, Warburg Pincus Private Equity X O&G, L.P., Warburg Pincus X Partners, L.P., Warburg Pincus Private Equity VIII, LP, Warburg Pincus Netherlands Private Equity VIII C.V.I, WP-WPVIII Investors, L.P., Yorktown Energy Partners V, L.P., Yorktown Energy Partners VI, L.P., Yorktown Energy Partners VII, L.P., Yorktown Energy Partners VIII, L.P., Paul M. Rady, Mockingbird Investment, LLC, Glen C. Warren, Jr. and Canton Investment Holdings LLC.

99.1	Transcript of Antero Resources Corporation conference call held on October 9, 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ANTERO RESOURCES CORPORATION

	By:	/s/ Glen C. Warren, Jr.
Glen C. Warren, Jr.
President and Chief Financial Officer

Dated: October 10, 2018